Exhibit 12.1

Ultra Clean Holdings, Inc.

Computation of Consolidated Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	Fiscal Year ended
	December 26,	December 25,	December 30,	December 29,	December 28,
	2014	2015	2016	2017	2018
Earnings:
Income before provision for income taxes	$16,330	$3,607	$18,947	$86,942	$52,268
Add: Fixed charges	4,187	5,526	4,862	4,617	13,508
Total Earnings	$20,517	$9,133	$23,809	$91,559	$65,776

Fixed Charges:
Fixed charges:
Interest expense	$2,432	$3,157	$2,657	$2,198	$10,004
Interest factor on operating leases(1)	1,755	2,369	2,205	2,419	3,504
Total Fixed Charges	$4,187	$5,526	$4,862	$4,617	$13,508
Ratio of Earnings to Fixed Charges	4.9x	1.7x	4.9x	19.8x	4.9x

(1)	Represents the portion of rental expense from operating leases that is estimated by us to be representative of interest.